VIA EDGAR

January 20, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

RE:	Horizon Pharma plc

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35238

Dear Mr. Rosenberg,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on January 7, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed on February 27, 2015. To facilitate your review, we have included the Staff’s comments as sent by you on January 7, 2016 in bold italics below.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 108

1.	Please provide us proposed disclosure to be included in future periodic reports that separately quantifies your co-pay assistance activity in your tabular disclosure on page 111. In addition, within your discussion of results of operations for the period-to-period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction in gross revenue (e.g. co-pay assistance, product returns, Government rebates and chargebacks), including the effect that changes in your estimates of these items had on your revenues and operations.

Response

In response to the first sentence of the Staff’s comment regarding the inclusion of co-pay assistance activity in our tabular disclosure on page 111, please see below the proposed tabular disclosure to be included in future periodic reports (in thousands):

	December 31,		December 31,
	2015		2014
Accrued wholesaler fees and commercial rebates	$	x	$30,748
Accrued co-pay and other patient assistance		x	24,930
Accrued government rebates and chargebacks		x	20,437

Accrued trade discounts and rebates	$	x	$76,115
Invoiced wholesaler fees and commercial rebates, co-pay and other patient assistance, and government rebates and chargebacks in accounts payable		x	5,221

Total customer-related accruals and allowances	$	x	$81,336

	Wholesaler Fees	Co-Pay and	Government
	and Commercial	Other Patient	Rebates and
	Rebates	Assistance	Chargebacks	Total
Balance at December 31, 2013	$4,459	$2,257	$1,407		$8,123
Current provisions relating to sales in current year	103,539	138,552	45,301		287,392
Adjustments relating to prior year sales	(1,576)	(194)	—		(1,770)
Payments relating to sales in current year	(73,263)	(108,505)	(38,492)		(220,260)
Payments relating to sales in prior years	(2,779)	(2,063)	(1,307)		(6,149)
Vidara Acquisition on September 19, 2014	472	—	13,528		14,000

Balance at December 31, 2014	$30,852	$30,047	$20,437		$81,336
Current provisions relating to sales in current year	x	x	x		x
Adjustments relating to prior year sales	x	x	x		x
Payments relating to sales in current year	x	x	x		x
Payments relating to sales in prior years	x	x	x		x
Hyperion acquisition on May 7, 2015	x	x	x		x

Balance at December 31, 2015	$ x	$ x	$ x	$	x

In response to the second sentence of the Staff’s comment regarding the inclusion of a discussion of the amount of each type of reduction in gross revenue, please see below the proposed tabular disclosure to be included in future periodic reports (in millions):

	Year Ended December 31, 2015			Year Ended December 31, 2014
(In millions)	Amount		% of Gross Sales	Amount	% of Gross Sales
Gross sales		x	x%	600.8	100.0%
Adjustments to gross sales:
Prompt pay discounts		(x)	(x)%	(11.0)	(1.8)%
Product returns		(x)	(x)%	(7.2)	(1.2)%
Co-pay and other patient assistance		(x)	(x)%	(138.3)	(23.1)%
Wholesaler fees and commercial rebates		(x)	(x)%	(102.0)	(17.0)%
Government rebates and chargebacks		(x)	(x)%	(45.3)	(7.5)%
Total adjustments		(x)	(x)%	(303.8)	(50.6)%

Net sales	$	x	x%	$297.0	49.4%

With respect to the Staff’s comment regarding a discussion of the reason for fluctuations for each type of reduction of gross revenue, the Company proposes to include in its periodic reports, commencing with the annual report for the year ended December 31, 2015, a discussion of the reasons for period-to-period fluctuations of the amounts in the table above, as well as the impact of changes in our estimates during the year, if any. A hypothetical example of such disclosure for co-pay and other patient assistance is as follows:

“During the year ended December 31, 2015, co-pay and other patient assistance [increased] to [    ]% as a percentage of gross sales, compared to 23.1% during the year ended December 31, 2014. The [increase] was primarily due to [the rollout of our PME program to all sales territories during 2015, resulting in increased use of our patient assistance programs].”

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.	We acknowledge your response to our prior comment. Please tell us how you had the ability to reasonably and reliably estimate the co-pay assistance at the beginning of the PME program, considering the novelty of this program as described in your 2013 Form 10-K.

We described our Prescriptions Made Easy (“PME”) program as novel at its launch in late 2012 because of the way the program was designed to quickly and efficiently provide comprehensive benefits to patients, including co-pay and additional patient assistance, while also lessening the administrative burden on physicians. While the PME program was described as novel, we had provided co-pay assistance to patients since the launch of our first medicine, DUEXIS, in 2011.

Prior to October 2012, we recognized revenue for products sold in the United States to our wholesale pharmaceutical distributors or directly to retail chains based on the amount of product distributed to patients. Beginning in October 2012, due to our ability to reasonably and reliably estimate allowances for product returns, prompt pay discounts, co-pay and other patient assistance, wholesaler fees and commercial rebates, and government rebates and chargebacks, we began to recognize revenue at the time of sale to the wholesale pharmaceutical distributors and retail chains.

At the time of the launch of the PME program, we had, from our third-party co-pay assistance vendors, approximately twelve months of historical data detailing actual co-pay assistance activity, which enabled us to reasonably and reliably estimate co-pay assistance deductions. We received weekly and monthly data from our third-party co-pay assistance vendors, and as a result, at the time of filing our quarterly and annual financial statements, a significant portion of the co-pay assistance accrual was based on actual data, rather than estimated.

The Company has not had any material adjustments to its co-pay assistance accruals since implementing the PME program.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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